Exhibit 99.1

Collective Mining Drills 486 Metres at 2.01 g/t AuEq at Apollo and Announces Plans to Drill up to 100,000 Metres in 2026

•	The Company has received assay results from thirteen diamond drill holes which targeted various gaps in the internal block model within the top 1,000 vertical metres of the Apollo system. Additionally, drilling has expanded the western side of the Apollo system by up to 50 metres by intersecting high-grade mineralization. Highlights of this drilling are presented below:
•	486.00 metres @ 2.01 g/t gold equivalent from 54.10 metres downhole (APC-141)
•	144.30 metres @ 2.08 g/t gold equivalent from 324.45 metres downhole (APC105-D5). This hole expanded the Apollo system to the west by up to 50 metres at an elevation of 1,450 MASL.
•	Diamond drilling continues to intersect potentially interesting mineralization with two rigs testing the Ramp Zone (located at the bottom of the Apollo system) and four rigs testing the Pound target (located in the northern end of the San Antonio project).
•	The Company is finalizing plans for an 80,000 to 100,000 metre drilling campaign in 2026 across the Guayabales and San Antonio projects. Additionally, the Company anticipates that it will complete a maiden resource estimate for the Apollo system in Q4, 2026.

TORONTO, Oct. 29, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assays results for thirteen diamond drill holes designed to cover various gaps existing in the internal block model from surface down to 1,000 metres below surface at the Apollo system ("Apollo").  Apollo is strongly mineralized from surface to over 1,300 vertical metres, is open at depth, and is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

Approximately 142,000 metres of diamond drilling has been completed to date at the Guayabales and San Antonio projects, including 102,000 metres at Apollo. Numerous holes across both projects are awaiting assay results.

Six rigs are operating at the Guayabales Project. One rig is being mobilized to conduct expansion drilling at the outcropping zone of high-grade tungsten, gold, silver and copper; two rigs are conducting infill drilling of the Apollo system at elevations ranging between 1,500MASL to 1,000MASL; two deep capacity rigs are focused on expanding both the strike and vertical dimensions of the high-grade Ramp Zone at depth (below Apollo) and the final rig has commenced drilling at Target X to follow up on the recently discovered high-grade and silver-rich vein system announced on September 3, 2025.

Four rigs are also operating at the San Antonio Project and are specifically focused on the Pound target where previously released drilling has intersected a shallower zone of gold and silver rich, intermediate sulphidation sheeted veins and a deeper gold-copper porphyry mineralized system. Of interest, currently advancing drill holes SAC-25 and SAC-26, which are being drilled from different pads located approximately 500 metres apart, are cutting multiple zones of sheeted vein mineralization hosting high levels of fine-grained sulphides which have been a reliable indicator in prior holes for precious metal-rich mineralization.

Ari Sussman, Executive Chairman commented: "Drilling at Apollo continues to add value as the system expands in dimension and improves in grade. As an explorationist at heart, I am most keen to see what comes next from drilling into the Ramp Zone below Apollo as it is our firm belief that the Ramp Zone is the engine for the entire Apollo system. With ten rigs currently turning and up to 100,000 metres of drilling being planned for 2026, I am overtly confident that a lot of additional value will be unlocked prior to announcing a maiden mineral resource estimate for Apollo by the end of next year."

Details (see Table1 and Figures 1-4)

•	Assay results for thirteen drill holes targeting various gaps in the Company's internal block model within the top 1,000 metres of the Apollo system have been received. These intercepts have either improved the block model grades, extended the mineralized volume or upgraded confidence in the estimation.

Drill holes collared from Pad 30 cut mineralization beginning at or near surface as follows:

APC-141 drilled to the northwest:
•	486.00 metres @ 2.01 g/t gold equivalent from 54.10 metres downhole including:
•	16.25 metres @ 3.06 g/t gold equivalent from 309.55 metres downhole and
•	25.00 metres @ 4.18 g/t gold equivalent from 345.70 metres downhole and
•	36.60 metres @ 3.03 g/t gold equivalent from 387.70 metres downhole and
•	29.75 metres @ 3.01 g/t gold equivalent from 441.00 metres downhole and
•	32.90 metres @ 4.38 g/t gold equivalent from 502.90 metres downhole

          APC-146 drilled to the southwest:

•	20.40 metres @ 1.14 g/t gold equivalent from 10.50 metres downhole

          APC-147 drilled to the northwest:

•	84.55 metres @ 2.04 g/t gold equivalent from surface including:
•	29.15 metres @ 3.22 g/t gold equivalent from 7.55 metres downhole

          Drill holes collared from mother hole APC-103D at Pad 16, infilled numerous gaps within the internal block model as follows:

          APC103-D4 drilled to the southeast:

•	12.75 metres @ 2.04 g/t gold equivalent from 48.55 metres downhole and
•	10.10 metres @ 2.58 g/t gold equivalent from 99.0 metres downhole and
•	35.90 metres @ 2.20 g/t gold equivalent from 225.10 metres downhole

          APC103-D5 drilled to the southwest:

•	13.70 metres @ 2.26 g/t gold equivalent from 15.00 metres downhole and
•	34.35 metres @ 1.72 g/t gold equivalent from 110.50 metres downhole and
•	22.60 metres @ 3.87 g/t gold and 4 g/t silver from 287.30 metres downhole and
•	13.15 metres @ 3.35 g/t gold and 4 g/t silver from 335.30 metres downhole

Drill holes collared from mother hole APC-105D at Pad 18 have extended the volume of the mineralized Apollo breccia body towards the southwest margin by up to 50 metres horizontally and 140 metres vertically.

          APC105-D2 drilled to the northeast:

•	287.80 metres @ 1.42 g/t gold equivalent from 109.55 metres downhole including:
•	29.55 metres @ 3.34 g/t gold equivalent from 109.55 metres downhole
•	17.30 metres @ 3.00 g/t gold equivalent from 272.40 metres downhole
•	25.80 metres @ 3.09 g/t gold equivalent from 325.50 metres downhole

          APC105-D3 drilled to the northwest:

•	50.30 metres @ 1.18 g/t gold equivalent from 326.20 metres downhole including:
•	10.80 metres @ 3.04 g/t gold equivalent from 365.70 metres downhole

          APC105-D4 drilled to the northeast:

•	205.80 metres @ 1.63 g/t gold equivalent from 330.65 metres downhole including:
•	34.40 metres @ 2.16 g/t gold equivalent from 330.65 metres downhole
•	21.45 metres @ 5.61 g/t gold equivalent from 488.65 metres downhole

          APC105-D5 drilled to the northeast:

•	144.30 metres @ 2.08 g/t gold equivalent from 324.45 metres downhole including:
•	48.55 metres @ 4.66 g/t gold equivalent from 371.40 metres downhole and
•	20.75 metres @ 2.24 g/t gold equivalent from 570.55 metres downhole

          APC105-D6 drilled to the northeast:

•	126.75 metres @ 1.33 g/t gold equivalent from 260.40 metres downhole including:
•	27.60 metres @ 3.00 g/t gold equivalent from 359.55 metres downhole and
•	20.00 metres @ 1.57 g/t gold equivalent from 503.30 metres downhole

          APC105-D7 drilled to the northeast:

•	170.60 metres @ 1.54 g/t gold equivalent from 140.65 metres downhole including:
•	10.55 metres @ 3.85 g/t gold equivalent from 140.65 metres downhole and
•	35.35 metres @ 3.13 g/t gold equivalent from 275.90 metres downhole

APC105-D8 drilled to the northeast:

•	63.20 metres @ 1.24 g/t gold equivalent from 228.30 metres downhole including:
•	8.80 metres @ 3.02 g/t gold equivalent from 228.30 metres downhole and
•	17.20 metres @ 1.48 g/t gold equivalent from 387.95 metres downhole
•	43.15 metres @ 1.71 g/t gold equivalent from 471.85 metres downhole

          APC105-D9 drilled to the northeast:

•	19.55 metres @ 2.25 g/t gold equivalent from 312.55 metres downhole

Table 1: Assays Results for Drill Holes Announced in This Release

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC103-D4	48.55	61.30	12.75	1.94	8	0.02	0.09	2.04
and	99.00	109.10	10.10	2.58	4	0.02	-	2.58
and	225.10	261.00	35.90	2.12	7	0.03	0.04	2.20
APC103-D5	15.00	28.70	13.70	2.23	5	0.02	-	2.26
and	110.50	144.85	34.35	1.66	5	0.02	0.05	1.72
and	287.30	309.90	22.60	3.87	4	0.02	0.03	3.84
and	335.30	348.45	13.15	3.35	4	0.02	-	3.33
APC105-D2	109.55	397.35	287.80	1.33	5	0.02	0.09	1.42
Incl.	109.55	139.10	29.55	3.20	10	0.03	0.20	3.34
& Incl.	272.40	289.70	17.30	2.94	6	0.02	0.13	3.00
& Incl.	325.50	351.30	25.80	3.00	7	0.03	0.18	3.09
APC105-D3	326.20	376.50	50.30	1.12	4	0.01	0.07	1.18
Incl.	365.70	376.50	10.80	3.00	7	0.02	0.05	3.04
APC105-D4	330.65	536.45	205.80	1.40	13	0.04	0.12	1.63
Incl.	330.65	365.05	34.40	2.01	9	0.02	0.19	2.16
& Incl.	488.65	510.10	21.45	5.03	37	0.10	0.38	5.61
APC105-D5	324.45	468.75	144.30	1.86	13	0.04	0.15	2.08
Incl.	371.40	419.95	48.55	4.38	21	0.04	0.28	4.66
and	570.55	591.30	20.75	2.15	7	0.02	0.10	2.24
APC105-D6	260.40	387.15	126.75	1.17	10	0.02	0.13	1.33
Incl.	359.55	387.15	27.60	2.62	23	0.04	0.33	3.00
and	503.30	523.30	20.00	1.40	11	0.04	0.05	1.57
APC105-D7	140.65	311.25	170.60	1.39	9	0.03	0.10	1.54
Incl.	140.65	151.20	10.55	3.86	4	0.04	-	3.85
& Incl.	275.90	311.25	35.35	2.92	15	0.04	0.14	3.13
APC105-D8	228.30	291.50	63.20	0.93	17	0.06	0.11	1.24
Incl.	228.30	237.10	8.80	2.62	25	0.11	0.05	3.02
and	387.95	405.15	17.20	1.11	19	0.03	0.33	1.48
and	471.85	515.00	43.15	1.47	11	0.03	0.29	1.71
APC105-D9	312.55	332.10	19.55	2.04	14	0.02	0.20	2.25
APC-141	54.10	540.10	486.00	1.15	39	0.26	0.12	2.01
Incl.	309.55	325.80	16.25	1.22	100	0.43	0.05	3.06
& Incl.	345.70	370.70	25.00	3.80	22	0.04	0.44	4.18
& Incl.	387.70	424.30	36.60	2.57	28	0.05	0.35	3.03
& Incl.	441.00	470.75	29.75	2.81	15	0.04	0.13	3.01
& Incl.	502.90	535.80	32.90	3.90	29	0.07	0.41	4.38
APC-146	10.50	30.90	20.40	0.33	48	0.09	-	1.14**
APC-147	0.00	84.55	84.55	0.82	39	0.32	-	2.06**
Incl.	7.55	36.70	29.15	1.94	48	0.23	-	3.58**
*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.39 x 0.85) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and Zn - US$1.25/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut.
**For drillholes APC-146 and APC-147, the AuEq (g/t) calculation included WO3 with average WO3 for the reported intervals ranging from 0.02% to 0.22% utilizing metal prices of WO3 - US$15.51/lb and recovery rate of 72% for WO3.

Figure 1: Plan View of the Apollo System Highlighting Infill Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View and Section Highlighting the New Western Expansion of the Apollo System (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the San Antonio Project’s Pound Target with Visual Descriptions of Drill Holes SAC-24, SAC-25, and SAC-26, all of Which Cut Potentially Significant Mineralization. Assay Results are Pending (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the San Antonio and Guayabales Projects Highlighting the Pound Target and the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 29-OCT-25